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EMAIL: KKOOPS@POGOLAW.COM

Powell Goldstein LLP

One Atlantic Center

1201 West Peachtree St., 14th Floor

Atlanta, Georgia 30309

August 31, 2006

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathryn McHale

Re:	Omni Financial Services, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-134997

Ladies and Gentlemen:

On behalf of our client, Omni Financial Services, Inc. (the “Company”), we are responding to the comments received from your office by letter dated August 25, 2006, with respect to the above-referenced Registration Statement on Form S-1. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to the pages of the marked copy of Amendment No. 3 to the Form S-1, which is being filed concurrently and reflects the Company’s responses to your comments.

General

1.	We note your response to our former comment regarding the draft of your legal opinion; please file the final version with your next amendment.

Response: We have included our final opinion as Exhibit 5.1 as requested.

Note 2: Business Combinations

Acquisitions, page F-15

Refer to prior comment 5.

•	Please revise to disclose the specific rights and privileges conveyed to you through your acquisition of the bank charter. Disclose the nature of any regulatory requirements that you must fulfill in order to obtain the full rights and privileges to the bank charter.

Response: We have revised Note 2 on page F-16 to disclose the specific rights and privileges associated with our acquisition of the bank charter and the related regulatory requirements.

•	Please provide us with your analysis performed under paragraph 11 of SFAS 142 to determine the useful life of the bank charter and revise to disclose how you concluded the useful life was indefinite.

Response: The last section of SFAS 142 paragraph 11 states “If no legal, regulatory…or other factors limit the useful life of an intangible asset to the reporting entities, the useful life of the asset shall be considered to be indefinite.” There are no expiration or renewal requirements associated with the Florida charter. As long as the Company continues to operate, the charter grants the ability to offer full service banking services in Florida.

We have revised Note 2 on pages F-16 and F-17 to explain that there are no regulatory, legal or other factors that limit the life of the charter.

•	We understand that you evaluated the bank charter for impairment in aggregate with your goodwill and performed the impairment analysis based on upon the fair value of the reporting unit to its carrying value. It appears the impairment analysis of the bank charter should have been based upon the comparison of the fair value of the bank charter and its carrying value, as noted in paragraph 17 of SFAS 142. Please revise accordingly. Also disclose the methodology used to determine the fair value of the bank charter for this impairment analysis and quantify its fair value.

Response: Note 2 on page F-17 has been revised to disclose that the carrying value of the Company’s charter was compared to the fair value of charters recently sold in Florida.

The Company has compiled the following information to determine the fair value of the Florida bank charter and support its current carrying value:

• CapitalSouth Bancorp indicates in its summary of significant accounting policies on page 63 of its Annual Report on Form 10-K, “(o) Purchase of Florida Bank Charter. On July 22, 2005, CapitalSouth Bank…recorded an intangible asset of $1,270,219, representing the stripped bank charter…allowing CapitalSouth Bank to expand into the state of Florida…”

• Heritage Financial Group MHC filed a Current Report on Form 8-K on March 13, 2006 to report its intent to purchase a charter from Ameris Bancorp that will enable HeritageBank of the South to operate a branch in Florida. The document indicates that a $1 million payment will be made to Ameris Bancorp.

Based on these transactions, which are unrelated to the Company, the Company has concluded that the fair value of a Florida charter is at least $1 million. As further support, an article in the May 23, 2006 American Banker entitled, “Buying [a] Charter to Enter Florida” quotes an industry analysts as stating “…the ‘going rate’ for a charter is about $1 million.” A copy of the article is furnished herewith as supplemental information.

At December 31, 2005, the carrying value of the Florida charter was $849,000. As a result, no impairment of the asset is indicated at this time. Going forward, the Company will annually test for impairment of the asset by reference to other Florida charter sales as available or by other appropriate methods as described in paragraphs 23 through 25 of SFAS 142.

In order to provide additional information for your review, we have attached excerpts from the Merger agreement and purchase and assumption agreement relating to the Company’s acquisition of the Florida charter. We have also revised Note 2 on pages F-16 and F-17 to clarify the nature of the transaction generally.

***

We trust this response has addressed your concerns. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

Very truly yours,

/s/ Katherine M. Koops

FOR POWELL GOLDSTEIN LLP

Enclosures

cc:	Stephen M. Klein

Brennan Ryan

Allen Salter

American Banker

Tuesday, May 23, 2006

By Luke Mullins

BUYING CHARTER TO ENTER FLORIDA

BancorpSouth Inc. of Tupelo, Miss., is taking an inexpensive route into Florida.

Instead of buying a bank there, the $11.8 billion-asset company said late Friday that it is buying a Florida charter from Superior Bancorp in Birmingham, Ala. Out-of-state banks cannot expand into Florida without first acquiring a state banking charter, but Superior Bancorp is a thrift company and does not need a charter to branch into the state.

BancorpSouth plans to use its new charter to open branches throughout the state – starting with the Florida Panhandle.

“It’s a logical extension of our existing geographical footprint, as well as being an attractive market,” said Aubrey Patterson, BancorpSouth’s chairman and chief executive officer.

Superior would gain the charter when its pending deal for the $325 million-asset Kensington Bankshares Inc. in Tampa closes next quarter.

BancorpSouth would not disclose the deal price for the charter, but one analyst said that the “going rate” for a charter is about $1 million.

“Given that there are very little assets involved, it’s likely that the purchase price is not a significant amount,” said Barry McCarver, an analyst at Stephens Inc.

Most out-of-state banks enter Florida by acquiring a bank, but James Schutz, an analyst at Sterne, Agee & Leach, said that the purchase of an individual bank charter as an entrée into a state, “is not all that unique.”

In March the $350 million-asset Heritage Bank of the South in Albany, Ga., said that it would pay $1 million to Ameris Bancorp, a $1.8 billion-asset company in Moultrie, Ga., for a Florida charter.

Mr. Patterson said Monday that the company would use the charter to set up a full-service branch and mortgage banking operation in Destin, a city in the Florida Panhandle with a population of about 12,000, according to 2004 statistics from the Census Bureau.

BancorpSouth has 243 branches, in Alabama, Tennessee, Louisiana, Arkansas, Mississippi, and Texas. Mr. Patterson said that many of its customers have commercial and personal ties to the Florida Panhandle.

He would not rule out an acquisition in the state. “We will look at the opportunity to enter other Florida markets by acquisition,” Mr. Patterson said, but “frankly, they have to make economic sense to us.”

Florida has historically been among the most expensive states to buy into. According to SNL Financial LC of Charlottesville, Va., Florida-based banks fetched an average of 2.8 times book value last year, well above the national average of 2.2 times book.

Peyton Green, an analyst with First Horizon National’s FTN Midwest Research Equities Corp., said that it makes sense for BancorpSouth to get into Florida any way it can. These are “stronger, higher-growth markets, as opposed to their rural markets in Mississippi and Arkansas,” Mr. Green said.

But Mr. Schutz had a slightly different take. “I think you could characterize this as plan B for BancorpSouth.”

He said that before committing to an acquisition it would get its Destin operation up and running and keep an eye out for potential deals.

Mr. Schutz said that BancorpSouth used a similar strategy when it moved into the Nashville, Tenn. market. It opened a loan production office in the area in December of 2003, and after jut about a year in the market it announced a $37 million deal for the $151 million-asset Premier Bancorp, in Brentwood, Tenn.